Exhibit 1

John Hancock GA Mortgage Trust

January 4, 2019 Board of Trustees Resolutions

RESOLVED, that the Board, including the Independent Trustees voting separately, hereby authorizes, empowers and directs the Officers of the Trust, with the advice of counsel, to procure and to maintain for the Trust a Fidelity Bond conforming with the requirements of Rule 17g-1 under the 1940 Act designed to protect the Trust against larceny and embezzlement;

FURTHER RESOLVED, that the Board, including the Independent Trustees voting separately, having given due consideration to all relevant factors, including, but not limited to, (i) the value of the aggregate assets of the Trust to which any covered person may have access, (ii) the types and terms of the arrangements made for the custody and safekeeping of such assets, and (iii) the nature of the securities in the Trust’s portfolio, hereby determines that the Bond in the amount of $1 million for the one-year period ending January 11, 2020 is reasonable in form and amount and hereby approve the Bond;

FURTHER RESOLVED, that the Board, including the Independent Trustees voting separately, hereby approves the premium for the Bond, as presented to the Meeting, and the payment of such premium by the Trust; and

FURTHER RESOLVED, that the Secretary of the Trust or his delegate shall file the Fidelity Bond with the Securities and Exchange Commission and give notices required under paragraph (g) of Rule 17g-1 under the 1940 Act.